

PlantSnap, Inc.

PlantSnap: The App that Identifies Plants in an Instant

Business Plan
Prepared March 2017

Contact Information

Eric Ralls

ralls@plantsnap.net

615-844-4235

http://www.plantsnap.net

Telluride, Colorado, USA

Table of Contents

Executive Summary

Opportunity

Problem

Have you ever seen a plant or a flower and wondered exactly what it was? With PlantSnap in your pocket, you can find out in seconds.

There are over 250,000 species of plants on planet Earth, yet most people can only identify ten of them, at most. And good luck trying to figure out what that beautiful flower is that you saw on a hike last weekend. With the current tools available, it would take you hours, if you were successful at all.

Solution

The idea for PlantSnap was hatched in the summer of 2012. Eric Ralls was at a backyard barbecue at a friend's house. He noticed a beautiful flowering plant in the yard and asked the homeowner what it was. She had no idea. At that point, Eric tried to use the internet to determine what the plant was. It proved to be impossible. That was the eureka moment…"there should be an app for that!"

Our plant identification app for mobile devices, PlantSnap, will not only identify over 250,000 types of plants worldwide in mere seconds, it also gathers data from users that can be used for education, gaming, safety, gardening, landscaping and much more.

Market

Our target market consists of over 1 billion English-speaking people worldwide (Facebook data). This group consists of nature lovers, environmentalists, gardeners, hikers, and science fans. Basically, anyone in the world who is curious about nature and wants to know if a certain plant, tree or flower is poisonous, harmless, allergenic, edible, medicinal, or the perfect decoration for your home or office.

Competition

There are three apps on the market that will help you identify plants through crowd-sourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. PlantSnap is pure image recognition -- take a photo, hit submit, and our deep learning engine tells you the name of the plant in a matter of seconds.

Why Us?

The founder of PlantSnap, Eric Ralls, has been in the internet/tech industry since close to the beginning...1998. Over the past 19 years, Mr. Ralls has owned and operated several digital media companies focused on science and the environment.

His first company was called Cosmiverse, a website focused on space and space exploration. His next was redOrbit.com, which he owned and operated for 12 years, then sold in 2012. Currently, Mr. Ralls owns GreenAtom.earth, and he recently launched Earth.com in September 2016.

Expectations

Financing Needed

We are hoping to raise $1 million. $250,000 of this will be used to complete the database and launch the app worldwide. $500,000 will be used for marketing and public relations.

$150,000 will be used for staff and operating costs. $100,000 will be earmarked for contingencies.

Opportunity

Problem & Solution

Problem Worth Solving

Have you ever seen a plant or a flower and wondered exactly what it was? With PlantSnap in your pocket, you can find out in seconds.

There are over 250,000 species of plants on planet Earth, yet most people can only identify five of them, at most. And good luck trying to figure out what that beautiful flower is that you saw on a hike last weekend. With the current tools available, it would take you hours, if you were successful at all.

Our Solution

Our plant identification app for mobile devices, PlantSnap, will not only identify over 250,000 types of plants worldwide in mere seconds, it also gathers data from users that can be used for education, gaming, safety, gardening, landscaping and much more.

Target Market

Our target market consists of over 1 billion English-speaking people worldwide (Facebook data). This group consists of nature lovers, environmentalists, gardeners, hikers, and science fans. Basically, anyone in the world who is curious about nature and wants to know if a certain plant, tree or flower is poisonous, harmless, allergenic, edible, medicinal, or the perfect decoration for your home or office.

Competition

Current Alternatives

There are several apps on the market that will help you identify plants through crowd-sourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. Not only is this process not instantaneous like PlantSnap, but the results are marginal, at best.

Our Advantages

PlantSnap is pure image recognition -- take a photo, hit submit, and our deep learning engine tells you in a matter of seconds. There is no chance of human error and no guess work involved. PlantSnap is pure science and technology.

Execution

Marketing & Sales

Marketing Plan

We plan to market PlantSnap on GreenAtom.earth, Earth.com, Facebook and Twitter. Using Facebook and Twitter will allow us to precisely locate and identify individuals who fit exactly into our target market.

Sales Plan

PlantSnap will generate revenue through app sales and advertising. PlantSnap will cost $1.99 per download.

Mr. Ralls has extensive experience in the digital ad sales industry. All of the revenue from Cosmiverse, redOrbit, GreenAtom and Earth.com comes from advertising.

Operations

Technology

The technology driving PlantSnap is currently viewed as the hottest area in machine learning today -- Deep Learning, which uses Deep Neural Networks (DNNs) to teach computers to detect recognizable concepts in data. Researchers and industry practitioners are using DNNs in image and video classification, computer vision, speech recognition, natural language processing, and audio recognition, among other applications.

Deep Learning is an approach to training and employing multi-layered artificial neural networks to assist in or complete a task without human intervention. DNNs for image classification typically use a combination of convolutional neural network (CNN) layers and fully connected layers made up of artificial neurons tiled so that they respond to overlapping regions of the visual field.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
The idea for PlantSnap is hatched	July 10, 2012	We worked on PlantSnap for 3 months, but determined that the technology wasn't quite there yet.
PlantSnap revisited	May 01, 2016	We decide to revisit the PlantSnap concept, and determined that the technology was now available to build the app.
PlantSnap enters beta testing	August 10, 2016	
PlantSnap launch	March 20, 2017	Launching PlantSnap on March 20, the first day of spring

Company

Overview

PlantSnap, Inc. is a c-corp registered in the state of Nevada. Eric Ralls is the founder and CEO. All development work is outsourced, so there are currently no direct employees.

Team

Management Team

The founder of PlantSnap, Eric Ralls, has been in the internet/tech industry since close to the beginning...1998. During the past 18 years, Mr. Ralls has owned and operated several digital media companies focused on science and the environment.

His first company was called Cosmiverse, a website focused on space and space exploration.

His next was redOrbit.com, which he owned and operated for 12 years, then sold in 2012.

Currently, Mr. Ralls owns and operates the websites GreenAtom and Earth.com.

Advisors

Rob Burgess --

Burgess has worked in key executive posts at Silicon Graphics, and as CEO of Alias Research. From 1996, Rob Burgess was CEO of Macromedia until 2005. He served as Board Chairman 1998-2005 a position he held when the company was acquired by Adobe Systems for $3.4 billion in a transaction which closed on December 5, 2005.

Under Burgess' tenure, he led the company's transformation from a CD-ROM based multimedia company to a prominent market position in web authoring and development solutions. While he was chairman and CEO, the vector animation product Flash become a pervasive multimedia platform, available on 98% of browsers worldwide.

Rob Burgess currently sits on the Board of Directors of Real Matters Inc., a Canadian Technology Company that focuses on real estate data and valuations.

Dan Vivoli -- Mr. Daniel F. Vivoli, also known as Dan, served as Senior Vice President of NVIDIA Corp.

Financing

Use of Funds

We are hoping to raise $1 million. $250,000 of this will be used to complete the database and launch the app worldwide. $500,000 will be used for marketing and public relations. $150,000 will be used for staff and operating costs. $100,000 will be earmarked for contingencies.

Sources of Funds

Through the first 4 years of development, Eric Ralls funded the entire operation himself. When the beta application was completed in August 2016, several other investors joined the company through convertible debentures.